EXHIBIT 99.1

Aeterna Zentaris Provides Update on Litigation against David Dodd and Philip Theodore

CHARLESTON, S.C., Dec. 22, 2017 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (the “Company” or “Aeterna Zentaris”) (NASDAQ:AEZS) (TSX:AEZS), a specialty biopharmaceutical company engaged in developing and commercializing pharmaceutical therapies, announced today that it is in receipt of a statement of defence and counterclaim filed by former officers David Dodd (“Dodd”) and Philip Theodore (“Theodore”) in Ontario in connection with the Company’s previously disclosed litigation against Dodd and Theodore. The counterclaim against the Company and its Chair, Carolyn Egbert, alleges, among other things, that defamatory statements in respect of Dodd and Theodore were made in a Company press release, and claims damages of $6 million.

The Company and its Chair consider the counterclaim against them to be entirely without merit, and intend to vigorously defend against the counterclaim.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on developing and commercializing Macrilen™ (macimorelin), an orally available ghrelin agonist, to be used in the diagnosis of patients with adult growth hormone deficiency (AGHD). On December 20, 2017 the Company announced that the U.S. Food and Drug Administration (FDA) granted marketing approval for Macrilen™ (macimorelin). On November 27, 2017 Aeterna Zentaris announced that the Marketing Authorization Application (MAA) for the use of Macrilen™ (macimorelin) for the evaluation of AGHD was accepted by the European Medicines Agency (EMA) for regulatory review. For more information, visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe-harbor provisions of the U.S. Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed under the caption “Key Information - Risk Factors” in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC”) and under the caption “Risk Factors and Uncertainties” in our management’s discussion and analysis for the third quarter of 2017. Such statements include, but are not limited to, statements about the merit or outcome of the litigation involving Dodd and Theodore, and the Company’s and its Chair’s intention and ability to defend such legal actions. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, effect of the litigation involving Dodd and Theodore and other litigation, on our cash flow, results of operations and financial position. Investors should consult the Company’s quarterly and annual filings with the applicable Canadian securities regulators and the SEC for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contacts:

Aeterna Zentaris Inc.
Michael V. Ward
Chief Executive Officer
IR@aezsinc.com
843-900-3201

Reilly Connect
Susan Reilly
President
susan.reilly@reillyconnect.com
312-600-6783